25 May 2006 – Tate & Lyle PLC

PRELIMINARY ANNOUNCEMENT OF RESULTS

For the year ended 31 March 2006

PRELIMINARY RESULTS TO 31 MARCH (Audited)	2006	2005
Total sales	**£3,720m**	£3,339m
Profit before tax, exceptional items and amortisation [1]	**£295m**	£254m
Profit before taxation	**£42m**	£205m
Diluted earnings per share before exceptional items and amortisation	**41.7p**	37.4p
Diluted (loss)/earnings per share	**(6.3)p**	30.6p
Dividend per share	**20.0p**	19.4p

[1] Before net charge for exceptional items of £248 million (2005 – £45 million) and amortisation of acquired intangible assets of £5 million (2005 – £4 million).

- **Profit before tax, exceptional items and amortisation of acquired intangible assets up 16%**
- **Strong full year contribution from total value added products with profit before interest, exceptional items and amortisation of acquired intangible assets increased by 22% from £132 million to £161 million**
- **Diluted earnings per share before exceptional items and amortisation of acquired intangible assets up 11%**
- **Proposed total dividend per share increased by 3.1% to 20.0p**
- **Exceptional impairment charge of £272 million principally relating to EU sugar regime reform**
- **Net debt increased by £387 million to £858 million; interest cover remains strong at 9.9 times**

"This has been another strong financial performance from Tate & Lyle, driven substantially by our value added businesses and benefiting from a good operating performance and certain one-off items at the end of the year. These results have been achieved despite absorbing significantly increased energy costs across the business. In addition, our European operations were adversely affected by an oversupply of sugar in the EU market and other factors arising from the reform of the EU sugar regime.

In our announcement of 29 March 2006 we stated that we would be reviewing the carrying value of those of our European assets affected by changes to the EU sugar regime. The outcome of this review is the principal element of the total impairment charge of £272 million, the details of which are set out in the Operating and Financial Review. Fundamental options to mitigate the impact of the sugar regime are being examined.

Our strategy to grow the profit contribution from value added products continues to be successful and we have set as our target for the current year an increase in profit contribution of 30% from this activity. In part our target derives from the exciting prospect of new value added product facilities (including capacity for SPLENDA® Sucralose) being completed and commissioned during the year to March 2007. This time last year we said that we viewed the future with confidence. The success of our value added strategy makes it entirely appropriate to repeat that message."

Sir David Lees
Chairman

Copies of the Annual Report for the year ended 31 March 2006 will be available to shareholders shortly, and will be obtainable from The Company Secretary, Tate & Lyle PLC, Sugar Quay, Lower Thames Street, London EC3R 6DQ.

Webcast and Conference Call

Presentation

A presentation of the results by Chief Executive, Iain Ferguson and Group Finance Director, Simon Gifford will be audio webcast live at 10.00 (BST) today. To view and/or listen to a live audiocast of the presentation, visit http://www.tateandlyle.com/TateAndLyle/investor_relations/results/default.htm or http://w.on24.com/r.htm?e=23532&s=1&k=21CDF299571E6CAAA59260B7C0205B2A. Please note that remote listeners will not be able to ask questions during the Q&A session. A webcast replay of the presentation will be available for six months, on the link above.

For those without video-streaming facilities, there will also be a teleconference facility for the presentation. Details are given below:

International dial-in number: +44 (0) 20 7162 0025
US dial-in number: +1 334 323 6201

7 day replay
International Instant Replay: +44 (0) 20 7031 4064
Passcode: 705752
US Instant Replay: +1-954-334-0342
Passcode: 705752

For those listening to the audio presentation via teleconference who would also like to view the live slideshow, please click on the webcast link above and select the "Non-Streaming" presentation option when prompted.

Global Conference Call

In addition to the presentation, a conference call for analysts and investors will be held today at 15.00 (BST), 10.00 (Eastern). Details are given below:

International dial-in number: +44 (0) 20 7162 0025
US dial-in number: +1 334 323 6201

7 day replay
International Instant Replay: +44 (0) 207 031 4064
Passcode: 705821
US Instant Replay: +1-954-334-0342
Passcode: 705821

Chairman's Statement

Basis of Accounting

These results are presented for the first time on the basis of International Financial Reporting Standards ("IFRS"), having previously been reported under UK GAAP. The comparative information in respect of the year to 31 March 2005 has been restated, other than accounting for Financial Instruments, for which IAS 32 and IAS 39 were adopted from 1 April 2005.

Unless stated otherwise, the use of the word "amortisation" in this announcement relates to the amortisation of intangible assets arising on acquisition of businesses.

Results

Tate & Lyle has had another good year with profit before tax, exceptional items and amortisation of £295 million (2005 – £254 million) representing a 16% improvement over the prior year. There was a positive exchange translation effect of £8 million. The improvement was driven mainly by growth in SPLENDA® Sucralose and strong performances from Food & Industrial Ingredients, Americas and sugar trading. The operating performance at the end of the year was particularly good, notably from Food & Industrial Ingredients, Americas and sugar trading, with additional benefit from mark to market adjustments and certain one-off items.

Growth was delivered despite increased energy costs across the business, the adverse effect of the oversupply of sugar in the EU, and consequences arising from reform of the EU sugar regime. Total sales increased to £3,720 million (2005 – £3,339 million).

Diluted earnings per share before exceptional items and amortisation for the year to 31 March 2006 were up 11% at 41.7p (2005 – 37.4p). After exceptional items and amortisation the diluted loss per share was 6.3p (2005 – earnings of 30.6p).

The net charge for exceptional items before tax totalled £248 million (2005 – £45 million). In our announcement of 29 March 2006 we stated that we would be reviewing the carrying value of our European assets affected by changes to the EU sugar regime. The outcome of this review is the principal element of the total impairment charge of £272 million (the details of which, including the effect on the future depreciation charge, are set out in the Operating and Financial Review). This has been partially offset by a £24 million release of provisions relating to US healthcare liabilities following changes to the funding of these costs announced by the US government.

Profit before tax after exceptional items and amortisation was £42 million (2005 – £205 million).

After an increase in investment and capital expenditure to £344 million (including significant expenditure on SPLENDA® Sucralose), and an increase of £58 million reflecting the adoption of IAS39 on 1 April 2005, net debt increased by £387 million to £858 million (2005 – £471 million). Interest cover was 9.9 times (2005 – 11.6 times).

Dividend

In line with its stated dividend policy, the Board proposes an increase of 0.6p (3.1%) in the total dividend for the year to 20.0p. This is covered 2.1 times by earnings before exceptional items and amortisation. The proposed final dividend of 14.1p (2005 – 13.7p) will be due and payable on 27 July 2006 to all shareholders on the register at 30 June 2006.

Directors

As stated in last year's Annual Report, Allen Yurko retired from the Board on 28 July 2005 and Dr Barry Zoumas was appointed as a non-executive director from 1 May 2005. He has agreed to chair our newly formed Research Advisory Group, of which more details are set out in the Chief Executive's Review.

Carole Piwnica will be retiring as a non-executive director at the Annual General Meeting on 19 July 2006 having served on the Board for approaching ten years. The Board thanks her for her commitment to the Company and her considerable contribution to its strategic development.

Robert Walker was appointed as a non-executive director from 1 January 2006. He is currently Chairman of WH Smith and brings to the Board an in-depth knowledge of the food and beverage sector, having spent much of his earlier career working for companies such as Procter & Gamble and PepsiCo.

Corporate Social Responsibility

For Tate & Lyle, corporate social responsibility means applying our four core values – safety, integrity, knowledge and innovation – to the way we run our business. This involves continuous progress in achieving the highest standards of safety; considering the environmental impact of every aspect of what we do; and treating our employees, suppliers and the communities in which we work as long-term partners. The Group continues to be a constituent of FTSE4Good, the UK corporate social responsibility index. The Annual Report will set out our policies and performance. It is pleasing to report a third consecutive calendar year of improvement in the Group Safety Index, this year by 39.4% and that energy consumption per unit of production showed a useful reduction of 3.6%, beating our Group target of 3% per annum.

Tate & Lyle's UK occupational health programme has also been acknowledged as a model of excellence by the UK National Health Service. The Department of Health is interested in using our programme (which includes health promotion activities, an occupational health clinic, advice on healthy eating and counselling services) as an example of best practice to launch the Department's new initiative, Business Communities of Health.

Board Effectiveness

During the year, the Board once again carried out a review of its effectiveness and that of its Committees led by myself. The 2006 evaluation, based on one-to-one interviews with the Directors, the Company Secretary and the Human Resources Director, followed a similar process to the one held in 2005 and, as in the previous year, the 2006 evaluation concluded that the Board and its Committees were operating effectively. Recommendations, such as improvements to the format of strategic papers provided to the Board and the content of the agenda for the annual full day strategy review, have been implemented. A full session of the Board is planned for July 2006 to consider other outputs of the effectiveness review.

Strategy

Our strategy remains to increase the value added component of our business, which has grown substantially over recent years both in absolute profit terms and as a proportion of the Group's total profit. Growth continues to be driven by a good performance from our global food ingredients business, through innovative marketing, and the successful expansion of SPLENDA® Sucralose manufacturing capacity and sales.

This has in many respects been a year of transition where one of our objectives has been to invest for growth. We have made significant progress towards the completion of several key investments to facilitate that objective.

Outlook

This has been another strong financial performance from Tate & Lyle, driven substantially by our value added businesses and benefiting from a good operating performance and certain one-off items at the end of the year. These results have been achieved despite absorbing significantly increased energy costs across the business. In addition, our European operations were adversely affected by an oversupply of sugar in the EU market and other factors arising from the reform of the EU sugar regime.

In our announcement of 29 March 2006 we stated that we would be reviewing the carrying value of those of our European assets affected by changes to the EU sugar regime. The outcome of this review is the principal element of the total impairment charge of £272 million, the details of which are set out in the Operating and Financial Review. Fundamental options to mitigate the impact of the sugar regime are being examined.

Our strategy to grow the profit contribution from value added products continues to be successful and we have set as our target for the current year an increase in profit contribution of 30% from this activity. In part our target derives from the exciting prospect of new value added product facilities (including capacity for SPLENDA® Sucralose) being completed and commissioned during the year to March 2007. This time last year we said that we viewed the future with confidence. The success of our value added strategy makes it entirely appropriate to repeat that message.

Sir David Lees
Chairman

Chief Executive's Review

Overview

Tate & Lyle performed well in the 2006 financial year and achieved good profit growth despite a challenging environment. The SPLENDA® Sucralose business again performed strongly, benefiting during the year from the first stage of expansion to the McIntosh, Alabama facility. We significantly increased the contribution from our core value added ingredient products and it was also pleasing to note the margin gains we achieved on commodity products in the 2006 calendar year's sweetener pricing round in the US.

A number of factors have partially offset these positive performances. Firstly, higher global energy prices added £30 million to our energy costs and also increased ingredient and transport costs. Secondly, profits were depressed by lower margins for sugar and related products in the EU and higher export licence costs at Sugars, Europe. These arose as a consequence of oversupply as the market begins to adapt to the changes resulting from reform of the EU sugar regime.

All of our expansion projects, which will promote longer term value added growth across the business, are progressing satisfactorily. The capital projects to double the McIntosh, Alabama sucralose production capacity acquired under the realignment of the SPLENDA® Sucralose activities have been completed and commissioning is underway. The new Singapore sucralose facility and our new joint venture plant with DuPont to produce Bio-PDO™ from renewable resources should both begin to come on stream in our financial year ending 31 March 2007. The project to increase value added capacity in our Sagamore facility in the US is also scheduled to be completed in that year, and the Loudon expansion is due for completion in the year to 31 March 2008.

Tate & Lyle today announced plans for an initial £140 million (US$260 million) investment to construct the first phase of a new corn wet mill in Fort Dodge, Iowa. The facility will be built in two equal phases and is expected to be completed by March 2009, with a final capacity of 300,000 bushels of corn per day. This investment will capitalise on our world class renewable ingredients capabilities, alleviate projected capacity constraints in our value added starch facilities, and increase our participation in the rapidly growing US renewable fuel market. It will expand our US strategic presence into the western corn-belt. The first phase will add a further 100 million gallons of ethanol capacity and produce cationic starches for the paper industry. This will free capacity in our Sagamore facility to be used for higher value added modified food starches. This new grind capacity will not involve any increase in Tate & Lyle's high fructose corn syrup capacity in the US.

In line with our value added growth strategy, we completed two bolt-on acquisitions during the year. The acquisition of the Italian based Cesalpinia Foods was completed in December 2005 and that of US speciality food ingredients company Continental Custom Ingredients Inc. was completed in January 2006 for a combined consideration of £72 million. Both businesses have been customers of Tate & Lyle for a number of years and together we will be more responsive in developing distinctive and innovative solutions for the food industry. The acquisitions made profits in line with our expectations in the final months of the financial year. These acquisitions represent a further step in broadening our product mix, technology and customer base in rapidly expanding areas such as blends and fortification and may be supplemented by the acquisition of further bolt-on businesses.

In April 2006, just after the year-end, we completed the acquisition of the assets and intellectual property of Hycail BV and its Finnish subsidiary Hycail Finland OY. Hycail develops polylactic acid polymers and resins, a biodegradable plastic made from renewable resources. This modest £2 million initial investment strengthens Tate & Lyle's knowledge and resources in the field of industrial ingredients from renewable resources.

This investment supplements our internal research and development capability, which we consider a key differentiator for Tate & Lyle. We continue to invest substantially in this area, increasing headcount by 45 and cost by 5% in the year to March 2006. To improve oversight and give an external perspective, we have established a Research Advisory Group, chaired by Dr Barry Zoumas, one of our non-executive directors. The committee comprises external experts and senior Tate & Lyle people. It will review our research and development portfolio and provide insight into how leading edge technologies could apply to future developments.

We have also established Tate & Lyle Ventures, our fund to invest in new products and technologies that are closely aligned with our strategy. It will complement our existing research and development and partnering activities and will be formally launched once the necessary regulatory approvals have been obtained.

We are consolidating the global marketing of Tate & Lyle's current range of value added and functional food ingredients into one team, our new Global Food Ingredients Group. This team will take Tate & Lyle into new ingredient areas and growth opportunities. This change to the structure and leadership of Tate & Lyle's businesses reflects the acceleration of the Group's growth strategy and our continuing commitment to delivering excellence in customer service.

Under the new European sugar regime proposals our Greek corn processing plant (part of Food & Industrial Ingredients, Europe) is not viable. We therefore propose to close the plant, which has an isoglucose quota of 13,000 tonnes, by September 2008. We have entered an information and consultation phase with employees. Proceeds from the surrender of quota will mitigate the cash closure costs.

As part of our commitment to vigorously defend and enforce our sucralose patents, we announced on 23 May 2006 that we had filed suit in the US District Federal Court for Central Illinois against a Chinese manufacturing group based in Hebei province as well as six importers of sucralose into the US. The proceedings allege infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China.

Group profit before tax, exceptional items and amortisation of £295 million was a 16% improvement on the prior year (2005 – £254 million). Group profit before tax after exceptional items and amortisation was £42 million (2005 – £205 million).

Net debt has risen from £471 million at 31 March 2005 to £858 million at 31 March 2006.

Group Targets

Despite the growth in profits outlined above this has, in many ways, been a year of transition as we invest for growth.

- We have increased the contribution of total value added products to Group profit before interest, exceptional items and amortisation from £132 million to £161 million. The changes to the EU sugar regime will, however, reduce the contribution from the commodity, quota constrained and consumer branded segments over the next few years. This makes our current target of a contribution from total value added of 60% of Group profit before interest, exceptional items and amortisation achievable for the wrong

reasons. Given uncertainty over how the EU sugar regime will impact the Group over the next few years, and the number of capital projects that are coming to fruition, we have decided to replace this target with a new one-year target for profit before interest, exceptional items and amortisation from total value added products to increase by 30% in the 2007 financial year.

- The net debt to EBITDA (earnings before exceptional items and before interest, tax, depreciation and total amortisation) multiple has increased from 1.2 times to 1.9 times. Our maximum target for net debt to EBITDA is 2.5 times.

- Interest cover was 9.9 times. This remains robust, underpinning our investments in future growth and our progressive dividend policy. Our minimum target remains 5.0 times.

- All businesses have a target on both economic and environmental grounds to reduce energy consumption on a per unit basis by 3% per year. It is pleasing to report that in the 2005 calendar year the Group beat this target, achieving a reduction of 3.6%. At prevailing energy prices, we would expect energy costs to increase by £45 million in the financial year ending March 2007 and for the total energy bill for the year (after taking into account increased production) to exceed £250 million. We have in place contracts and hedges that cover around two thirds of our estimated energy usage for the 2007 financial year.

Segmental Reporting

This is the first full year under our new basis for segmental financial reporting. This analysis is presented along product lines, rather than the geographic analysis previously reported, and we believe that this will give a more meaningful analysis of our activities.

Performance of Main Businesses

Food & Industrial Ingredients, Americas produced a very strong performance, with all of its major operations showing net gains despite higher energy and other manufacturing costs. Sales were up 9% at £1,127 million and profit before interest, exceptional items and amortisation of £125 million was up 30%.

Food and industrial products improved due to higher volumes and increased gross margins, increasing the contribution from core value added products. Sweetener volumes were higher. Overall sweetener gross margins improved following the 2006 calendar year sweetener pricing round. Net corn costs were lower. Ethanol benefited from increased margins due to higher gasoline prices and benign corn costs. The recovery of the citric acid product line continued with increased profitability, although this was constrained by higher input costs. Tate & Lyle Custom Ingredients (the former Continental Custom Ingredients Inc. business acquired in January 2006) made a modest profit in the final months of the financial year, in line with our expectations.

All major capital expansion projects are on schedule. Construction continues to progress satisfactorily at the Bio-PDO™ plant in Loudon, Tennessee, and also at Loudon and Sagamore where expansion of the value added food ingredient and ethanol facilities is taking place. The Bio-PDO™ facility is expected to commence commissioning during the middle of the 2006 calendar year.

At **Food & Industrial Ingredients, Europe** sales were down 6% at £719 million with higher volumes offset by lower prices reflecting the calendar 2005 pricing round. Profit before interest, exceptional items and amortisation was up 5% at £46 million. Selling prices for isoglucose have been squeezed due to an oversupply of sugar in the market and impending changes to the EU sugar regime. Favourable raw material costs, and improved selling prices for value added and most other products in the 2006 calendar year pricing round, partially mitigated the impact of higher energy costs and lower isoglucose prices. Tate & Lyle Cesalpinia (the former Cesalpinia Foods business acquired in December 2005), performed in line with our expectations and made a small profit in the last quarter of the financial year.

In response to oversupply in the market, the EU has withdrawn 2.5 million tonnes of quota from the sugar year ending in September 2007. Whilst we support this action as an appropriate measure to correct the balance of supply and demand, it will reduce isoglucose volumes. However, one of the provisions of the reform is the granting of an additional isoglucose quota of almost 20%, effective from October 2006. This will partially offset the lower volume resulting from the withdrawal.

SPLENDA® Sucralose has continued to enjoy buoyant demand across all major food, beverage and pharmaceutical categories and performed strongly with sales of £142 million up 23%. Profit before interest, exceptional items and amortisation of £68 million was 48% higher despite higher manufacturing costs (mainly due to increased energy and ingredient costs and expansion related operational constraints), and start-up costs of £5 million (2005 – transitional costs £3 million).

The first McIntosh, Alabama plant expansion has now been commissioned. The second phase of the expansion is also mechanically complete and will be fully commissioned by the middle of the 2006 calendar year. These two expansions will result in a doubling of the McIntosh capacity compared to the capacity of the plant when we acquired it in April 2004. With this increased production capacity we will have additional product available to build the customer base and SPLENDA® Sucralose brand.

In 2004, when we decided to more than triple the SPLENDA® Sucralose capacity we acquired under the business realignment with McNeil Nutritionals, we took into account our customers' views of potential demand. With the first expansion to the McIntosh facility completed and the second expansion due to come on stream, we are building up production and accelerating our work with customers on innovation and reformulation. Construction of the new Singapore facility is on schedule to be completed by January 2007, and has been designed with the potential for capacity to be expanded if necessary. Based on our ongoing discussions with our customers about their future plans, we remain confident of our ability to meet market growth in the foreseeable future.

Sugars, Americas & Asia sales were up 15% to £273 million and profit before interest exceptional items and amortisation was up 35% to £27 million. Our sugar operation in Canada has performed as expected despite the effect of increased imports and higher energy prices. The results benefited from a mark-to-market gain on raw sugar inventory of £7 million due to the higher prevailing world sugar price. Our sugar business in Vietnam achieved slightly higher profits as higher selling prices more than offset lower production due to a drought. Results at Occidente in Mexico were satisfactory, although lower than the previous year due to a change in sales mix with higher export and lower domestic sales.

At **Sugars, Europe** sales were up 23% at £1,459 million but profit before interest exceptional items and amortisation of £62 million was down 14%. Profitability in our EU sugar refining business has been substantially reduced, impacted by oversupply in the EU market coupled with the expected higher cost of export licenses and higher energy costs. Both London and Lisbon refineries reported lower results than the prior period. The impact on the Group has been partially mitigated by a strong performance from sugar trading, achieving an increase in profit before interest, exceptional items and amortisation of £13 million in what has been a volatile sugar market. This was also the main cause of the increase in sales of the division. Sugar trading has enjoyed two years of well above average profits. We believe that it is likely to achieve a lower contribution in the 2007 financial year. The Eastern Sugar joint venture business continues to improve, although the quota reduction outlined above will also impact this business in the 2007 financial year.

European Sugar Regime

The EU Commission published a press release on 24 November 2005 outlining the final proposals for the reform of the EU sugar industry. Tate & Lyle fully understands the need for reform of the EU sugar regime. We welcome the proposals, and in particular the action by the Commission to address the imbalance of the impact on the cane refining sector (contained in earlier proposals) through the granting of transitional aid, and the extended period of stability until the end of September 2015, contained therein.

Tate & Lyle published its estimates of the impact on the Group on 25 November 2005. These estimates excluded other factors which impact operating results such as the effect of market forces during the transition period to the new sugar regime and higher energy prices. Since then our European businesses have been affected by oversupply of sugar within the EU with a consequent effect on sugar pricing premia. This has reduced the profitability of those businesses in the year to March 2006 and is expected to depress margins for sugar and related products further in the financial year to March 2007.

As mentioned above, the EU has announced the withdrawal of 2.5 million tonnes of quota for the sugar year ending in September 2007. This should have a beneficial impact on pricing for sugar and related products but the extent cannot be evaluated at this time. Future quota withdrawals or cuts by the Commission cannot be discounted. The need for these will depend on supply and demand which will be influenced by a number of factors, in particular the amount of quota surrendered by manufacturers.

As advised in our announcements of 25 November 2005 and 29 March 2006, one consequence of the EU sugar regime reform has been a review of the carrying value of our European assets affected by the reform. This is the principal element of the total exceptional impairment charge of £272 million, the details of which are set out in the Operating and Financial Review. We propose to close our Greek corn processing plant, which is part of Food & Industrial Ingredients, Europe, by September 2008.

The final detailed legislation resulting from reform of the EU sugar regime may be concluded only just before the start of the new regime on 1 July 2006. Although these implementing regulations are not expected to materially alter the key elements of the new regime, they will set the rules for the day to day running of the EU sugar market.

As previously stated, we anticipate that the impact of the reform on the results of the Group will be at least offset by our successful strategy to grow the total value added component of our business, a consistent objective since 1999.

Safety

Tate & Lyle has no higher priority than safety, which we believe is fundamental to running a successful business. Every year we strengthen our commitment to ensure safe and healthy conditions for our employees, contractors and visitors. For the third consecutive year, safety performance across Tate & Lyle has improved in all categories, reflecting our commitment to providing a safe workplace for all our employees.

Community Involvement

Tate & Lyle aims to play a positive role in all the communities in which we operate. Over the years we have developed a Group-wide community involvement policy that forms one of the core components underpinning our ethical behaviour. Our programme involves building long-term relationships with local partners to deliver a shared objective: establishing strong, safe and healthy communities by investing time and resources into projects that directly address local needs.

Our community partnerships are very well supported by employees, many of whom take part in programmes. Tate & Lyle's community involvement benefits our employees by enhancing their own local community, offering significant personal development opportunities and making Tate & Lyle a company for which they are proud to work. The community involvement policy is reviewed annually by the Board.

Conclusion

Tate & Lyle performed well in the 2006 financial year. We have seen continued success in our strategy of growing the total value added component of our business.

This performance has been achieved despite a challenging environment and we could not have produced such a satisfactory outcome without considerable effort and commitment from our people around the world. I would like to take this opportunity to thank them for their dedication and contribution.

Looking forward, management will be focused on three principal areas.

Firstly, to progress expansion projects, underway in the US and Asia, which will facilitate continued value added growth across both the food and industrial activities of the business. These projects will involve substantial commissioning time and cost in the 2007 financial year. They are central to our value added strategy and are progressing satisfactorily.

Secondly, we will continue to build the SPLENDA® Sucralose customer base and brand. SPLENDA® Sucralose is a key component in many of our new solution sets, developed for the food and beverage industry. We will also maintain our vigilance in defending the brand and our intellectual property.

And thirdly, we are examining fundamental options to mitigate the impact of the EU sugar regime reform on the Group.

We continue to view Tate & Lyle's future with confidence.

Iain Ferguson CBE
Chief Executive

Operating and Financial Review

These results are presented for the first time on the basis of International Financial Reporting Standards ("IFRS"), having previously been reported under UK GAAP. The comparative information in respect of the year to 31 March 2005 has been restated, other than accounting for Financial Instruments, for which IAS 32 and IAS 39 were adopted from 1 April 2005.

Summary of Financial Results

Total sales of £3,720 million were £381 million or 11% above last year. Exchange rate translation increased sales by £88 million. Underlying sales growth was driven by an increase of £74 million from sales of value added products, including SPLENDA® Sucralose, and £232 million relating to higher volumes and prices within the sugar trading business. These increases were partially offset by the impact of lower selling prices in Europe.

Profit before interest, tax, exceptional items and amortisation increased by 18% from £278 million to £328 million reflecting increased profits from SPLENDA® Sucralose, Food & Industrial Ingredients, Americas and sugar trading, partially offset by lower profits from Sugars, Europe. Exchange impacts, principally arising from the stronger US dollar, increased profit before interest by £8 million. The margin of profit before interest, tax, exceptional items and amortisation as a percentage of total sales increased from 8.3% to 8.8%. Exceptional items amounted to a net charge before tax of £248 million (2005 – £45 million) consisting mainly of an impairment charge of £272 million as described below. Amortisation amounted to £5 million (2005 – £4 million).

Profit before interest and tax, after net exceptional charges of £248 million (2005 – £45 million) and amortisation of £5 million (2005 – £4 million) was £75 million, compared with profit of £229 million in the year to 31 March 2005.

Net finance expense increased from £24 million to £33 million. Interest cover before exceptional items and amortisation reduced from 11.6 times to 9.9 times. After exceptional items and amortisation, interest cover reduced from 9.5 times to 2.3 times.

Profit before tax, exceptional items and amortisation was £295 million, £41 million or 16% above last year's profit of £254 million. Profit before tax, exceptional items and amortisation at constant exchange rates increased by 13%, after adjusting for the £8 million favourable impact of exchange translation. Profit before tax, after exceptional items and amortisation was £42 million compared with £205 million in the year to 31 March 2005.

Diluted earnings per share before exceptional items and amortisation for the year to 31 March 2006 were 41.7p (2005 – 37.4p). The diluted loss per share after exceptional items and amortisation was 6.3p (2005 – earnings of 30.6p).

The Board is recommending a 0.4p per share increase in the final dividend from 13.7p to 14.1p to bring the total dividend for the year to 20.0p per share (2005 – 19.4p). The proposed dividend is covered 2.1 times by earnings before exceptional items and amortisation, 0.2 times higher than the previous year.

Net debt increased by £387 million from £471 million to £858 million due to capital expenditure and an increase in working capital.

Exceptional Items and Amortisation

Exceptional items before tax totalled a net charge of £248 million (2005 – £45 million). An impairment charge of £272 million was recognised comprising £263m relating to property, plant and equipment in Food & Industrial Ingredients, Europe due to the expected impact of the new EU sugar regime regulations, and £9 million relating to property, plant and equipment in the Citric business in the UK (which is reported as part of the Food & Industrial Ingredients, Americas division). There was an exceptional credit of £24 million resulting from a reduction in the Group's US healthcare liabilities following changes to the US government's federal healthcare provision. There were no net gains on disposal of operations and assets (2005 – £10 million net gain). Net exceptional charges after tax totalled £229 million (2005 – £29 million).

Amortisation of acquired intangible assets totalled £5 million in the year (2005 – £4 million). This comprised £4 million relating to the patents acquired as part of the SPLENDA® Sucralose realignment in 2004 (2005 – £4 million) and £1 million relating to the intangible assets arising on acquisition during the year of Continental Custom Ingredients Inc. and Cesalpinia Foods.

Segmental Analysis of Profit before Interest, Exceptional Items and Amortisation

The following paragraphs refer to profit before interest, exceptional items and amortisation.

Food & Industrial Ingredients, Americas

Food & Industrial Ingredients, Americas had a good year, with profit increasing by £29 million to £125 million. The margin of profit before interest, exceptional items and amortisation over sales increased from 9.3% to 11.1%. Exchange rate translation increased profits by £4 million. The division benefited from strong performances in both the value added and sweetener businesses which more than compensated for significantly higher operating costs. Our main plants were operating at capacity for much of the year.

Value added food and industrial ingredients achieved good growth in both volumes and margins. Sales of food & industrial grade xanthan gum commenced during the year. Sweetener results were enhanced by deliveries to Mexico and successful price negotiations for the 2006 calendar year. Ethanol benefited from a change in US energy legislation that increased the minimum usage requirement for ethanol in fuel. Consequently profits increased due to higher selling prices and increased demand.

Lower corn prices, as carry-over stocks from the record harvest in 2004 were supplemented by another good crop in 2005, led to reduced net corn costs. Manufacturing expenses increased due to substantially higher costs of energy and ingredients.

At Almex, our joint venture in Mexico, profits continued to improve. High fructose corn syrup (HFCS) volumes increased due to sales to non-soft drink markets and demand from customers granted exemption from the tax on soft drinks containing HFCS. Starch volumes were also higher.

Citric Acid profits continued to benefit from improved pricing and slightly higher volumes. However, substantial raw material and energy price increases limited the profit improvement. The performance of the UK business has resulted in an asset impairment of £9 million at 31 March 2006.

Our joint venture facility to produce Aquasta™ astaxanthin, a natural nutrient and pigment for farm-raised fish, successfully scaled up to designed capacity during the year. Selling prices were in line with expectations, but manufacturing costs were impacted by higher energy and raw material costs and the business reported a loss of £1 million for the year.

Integration of the recently acquired Continental Custom Ingredients food ingredient business has progressed smoothly, with a contribution to 2006 results in line with our expectations.

Construction of all major capital expansion projects remains on schedule. Commissioning of the Bio-PDO™ joint venture plant in Loudon, Tennessee is expected to commence in the middle of the 2006 calendar year. Start-up losses of £3 million during the year were slightly above the comparative period. Key value added projects announced during 2005, relating to the Sagamore plant in Lafayette, Indiana and Loudon are on target for commissioning in January 2007 and October 2007, respectively.

Food & Industrial Ingredients, Europe

Profits in our Food & Industrial Ingredients, Europe business increased slightly, by 5%, from £44 million to £46 million, mainly due to lower net raw material costs.

Sales volumes grew modestly and product mix improved due partly to recent investments in value added products. Selling prices for much of the year were lower following the 2005 calendar year pricing round. There was some recovery in prices in the 2006 pricing round, although this will be insufficient to recover higher energy prices. Commodity sweetener prices were also impacted by a significant drop in European sugar prices during the second half of the year in anticipation of the new sugar regime regulations. Volumes were also impacted by a temporary reduction to isoglucose quotas during the year.

Both corn and wheat costs were lower as the record European cereal harvest in 2004 was followed by another favourable crop in 2005. High production and high stocks carried forward from the previous year kept the market at close to intervention price levels. By-product prices fell in line with cereal prices as both compete in the animal feed markets.

Energy costs were higher than in previous years despite the effect of a combination of forward cover and efficiency savings for much of the year. The situation in the UK gas market is of particular concern. Some credit was obtained from the sale of carbon dioxide emission rights. There was a small reduction in other manufacturing costs.

The Eaststarch joint ventures in Central and Eastern Europe showed further improvement, mainly due to lower net raw material costs and volume growth. This was partially offset by a lower quota allocation for isoglucose/glucose in Turkey following a reallocation by the Sugar Board.

The results for the division include a small contribution, in line with expectations, from the acquisition of Cesalpinia Foods, which was completed at the end of December 2005.

The new sugar regime will come into effect in July 2006 and will have an immediate and progressive adverse impact on the business over the four year transition period. This resulted in a £263 million impairment charge to the asset base. Before the effect of the impairment on the depreciation charge, trading profits in the financial year ending March 2007 are expected to be significantly lower (particularly in the second half-year) than in the year ended March 2006. It is anticipated that the impact will be more than offset by the reduction of approximately £25 million to the annual depreciation charge, due to the impairment.

Sucralose

Our SPLENDA® Sucralose ingredient business enjoyed another year of strong growth with sales up 23% to £142 million and profits of £68 million in the year to 31 March 2006 (2005 – £46 million). Prior year profits were adversely impacted by £4 million due to an IFRS stock adjustment. Current year profits included £5 million of start-up costs mainly related to the new plant in Singapore (2005 – transitional costs of £3 million). Exchange rate translation increased profits by £2 million.

Demand for SPLENDA® Sucralose continued to exceed supply, despite a gradual increase in capacity at our Alabama plant as the first phase of the expansion project was completed by the year end. Sales were actively managed throughout the period by close collaboration with our existing global customer base. In spite of this restricted supply situation, our ingredient customers launched a number of new products in both the food and beverage categories. Many of these products featured the "Sweetened with SPLENDA®" logo on their packaging and in the year to 31 March 2006 we approved over 750 new packaging items displaying the SPLENDA® logo. In Europe we continued to grow our UK ingredient business and witnessed the first product launches in France containing SPLENDA® Sucralose. January 2006 also saw the launch of a reformulated Coke Light in Norway and Sweden sweetened with SPLENDA® Sucralose.

The first phase of the expansion project at our Alabama facility was commissioned in the first three months of calendar year 2006. The second phase has been completed and commissioning has commenced. These two expansions will result in a doubling of the McIntosh capacity compared with the capacity when the plant was acquired in April 2004.

Construction of a second sucralose manufacturing plant in Singapore remains on schedule. The administration building and the final product finishing and packaging areas are complete and will be commissioned in 2006 in preparation for the main plant start-up in January 2007.

Demand for SPLENDA® Sucralose is expected to remain strong during calendar year 2006 as we continue to consolidate our position in North America together with further expansion of our ingredient businesses in Europe, Latin America and the Far East.

Sugars, Americas & Asia

Profits increased by 35%, from £20 million to £27 million. Exchange rate translation increased profits by £2 million.

Profits from Tate & Lyle Canada were above the level of the comparative period due to a mark to market gain on raw sugar stocks of £7 million (2005 – £2 million) following a significant increase in the world raw sugar price. Energy costs were above the prior year due to higher natural gas prices. Our blending and packaging operation in Niagara performed above the level of the prior year, due to manufacturing cost savings and improvements in supply chain management. The anti-dumping and countervailing duties, which provide protection to the Canadian domestic sugar industry, were renewed for a period of 5 years in November 2005.

The Group's joint venture sugar cane businesses had a mixed year. Occidente, our Mexican business, reported lower profits as domestic competition from cereal sweeteners reduced local demand for sugar, increasing the volume of lower margin exports. In Vietnam, Nghe An Tate & Lyle's profits were marginally higher despite increased input costs and a drought that caused a reduction in sugar output to half of capacity. The buoyant world and regional markets, combined with Vietnam becoming a sugar importer, led to firm prices. Further progress was made in developing the 'Melli' brand. The factory expansion was completed and capacity is now 50% higher than when the factory opened in 1998.

Sugars, Europe

Sugars, Europe had a mixed year, with a difficult year in the refining businesses partially offset by a strong performance in the sugar trading activity. Overall profits declined by 14%, from £72 million to £62 million.

The UK and Portuguese refining businesses reported profits significantly lower than in the comparative period. The businesses suffered from fierce price competition driven both by continuing oversupply, following accession of Eastern European countries to the EU, and general uncertainties in anticipation of the EU sugar regime changes. EU sugar regime reform is covered in detail in the Chief Executive's Review. The excess of sugar in the EU also resulted in increased export licence costs which were £7 million higher than in the prior year. The current cost of licences is below €40 per tonne of sugar from peaks in excess of €100 per tonne. Profits were also impacted by record natural gas prices in the UK and high gas prices in the EU which increased energy costs by £6 million. The impact was mitigated somewhat by a continued reduction in manufacturing costs.

Lyle's Golden Syrup Spreadable was successfully launched during the year, building on the strong Lyle's Golden Syrup heritage and giving the Tate & Lyle brand a greater presence in the retail environment. Packaging of the Tate & Lyle retail sugar product range was refreshed during the year giving customers greater product and usage differentiation. Light Cane, launched in 2005, continues to perform well.

Sugar trading profits were £13 million higher than the previous year, capitalising on the volatility of sugar prices on the world market. This is a result of the continued growth in worldwide consumption of sugar at a time when Brazil has been diverting sugar cane production to ethanol because of high oil prices, together with the planned reduction in EU white sugar exports. Volumes traded were higher and profits strengthened particularly from the Brazilian market due to the high world prices.

Molasses improved its performance over the prior year mainly through increased profitability of its UK storage business. Molasses prices have moved in line with those of sugar and this has kept demand, and trading margins, in Europe and Asia at similar levels to the prior year.

Eastern Sugar, our European beet sugar joint venture operation in Hungary, Slovakia and the Czech Republic, continued to see benefits from accession to the EU, although changes to the EU sugar regime are likely to result in lower profits in the next few years. Significant focus on organisation and costs, together with a very successful beet campaign, saw the group make good progress versus the comparative period.

Net Finance Expense

The net finance expense was £33 million compared with £24 million in the year to 31 March 2005, due principally to higher net debt to fund both investments in capital and acquisitions during the year. This includes a net charge of £3 million (2005 – £3 million) relating to retirement benefits.

The interest rate in the year, calculated as net finance expense divided by average net debt, was 5.2% (2005 – 4.6%). Interest cover based on profit before interest, exceptional items and amortisation was 9.9 times (2005 – 11.6 times).

Taxation

The Group taxation charge was £69 million (2005 – £55 million). The effective rate of tax on profit before exceptional items and amortisation was 30.2% (2005 – 28.4%). The increase was mainly due to a higher proportion of profits from the US, exacerbated by a small charge relating to prior years.

Dividend

The Board is recommending a final dividend of 14.1p as an ordinary dividend to be paid on 27 July 2006 to shareholders on the register on 30 June 2006. This represents an increase in the total dividend for the year of 0.6p per share. An interim dividend of 5.9p (2005 – 5.7p) was paid on 10 January 2006. Earnings before exceptional items and amortisation covered the proposed total dividend 2.1 times.

Retirement Benefits

Under IAS19 the income statement contains two main elements: a service charge to operating profit, representing the annual ongoing cost of providing benefits to active members; and a net finance cost or credit, representing the difference between return on the assets in the funds and interest on servicing future liabilities, calculated using a corporate bond yield.

The charge to operating profit before exceptional items for retirement benefits in the year to 31 March 2006 was £20 million (2005 – £21 million). An exceptional credit of £24 million resulted from a reduction in the Group's US healthcare liabilities following changes to the US government's federal healthcare provision (2005 – £nil million). Under IAS19 the net pension deficit decreased by £62 million to £77 million, and the US healthcare provision decreased by £10 million to £95 million.

Contributions to the Group's pension funds, both regular and supplementary, totalled £40 million (2005 – £34 million).

Cash Flow and Balance Sheet

Cash Flow and Debt

Operating cash flow before working capital totalled £461 million compared with £355 million in the previous year. There was a working capital outflow of £211 million (2005 – £38 million outflow). This was principally caused by the impact of higher world sugar prices on the Group's sugar trading activities. A significant part of this outflow is expected to reverse in the year ending March 2007. In addition supplementary payments were made to the Group's pension funds of £17 million and payments of £12 million were made against provisions. Net interest paid totalled £27 million. Net taxation paid was £98 million (2005 – £84 million).

Capital expenditure of £273 million was more than double depreciation of £125 million and we expect similar expenditure for the year to 31 March 2007.

Free cash outflow (representing cash generated from operations after interest, taxation and capital expenditure) totalled £148 million (2005 – inflow £71 million).

Equity dividends were £93 million (2005 – £89 million). In total, a net £130 million (2005 – £111 million) was paid to providers of finance as dividends and interest.

Investment expenditure was £71 million, primarily reflecting the acquisitions of Cesalpinia Foods in December 2005 and Continental Custom Ingredients Inc. in January 2006. Proceeds from the sale of property, plant and equipment totalled £4 million (2005 – £4 million).

A net inflow of £16 million was received relating to employees exercising share options during the year. Exchange translation increased net debt by £31 million.

The Group's net debt increased from £471 million to £858 million. The adoption of IFRS increased opening net debt of £451 million at 31 March 2005, as previously reported under UK GAAP, by £20 million due to the proportional consolidation of joint ventures. An additional increase of £58 million took place on 1 April 2005 following the adoption of IAS39.

The ratio of net debt to earnings before exceptional items, interest, tax, depreciation and total amortisation (EBITDA) increased from 1.2 times to 1.9 times. During the year net debt peaked at £858 million in March 2006 (August 2004 during the year ended 31 March 2005 – £596 million). The average net debt was £638 million, an increase of £120 million from £518 million in the prior year.

Funding and Liquidity Management

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including capital markets and bank borrowings.

In order to ensure maximum flexibility in meeting changing business needs, the Group seeks to maintain access to a wide range of funding sources. During the year ended 31 March 2006, our Food & Industrial Ingredients, Americas business arranged a US$100 million receivables securitisation programme, of which US$89 million was drawn down at 31 March 2006, and Tate & Lyle European Finance s.a.r.l. arranged and drew down a €50 million five year term loan. Capital market borrowings include the €300 million 5.75% bond maturing in October 2006, the €150 million Floating Rate Note maturing in 2007, the £200 million 6.50% bond maturing in 2012 and the US$500 million 5.00% 144(a) bond maturing in 2014. At 31 March 2006 the Group's long term credit ratings from Moody's and Standard and Poor's were Baa2 and BBB respectively.

The Group ensures that it has sufficient undrawn committed bank facilities to provide liquidity back-up for its US commercial paper programme and other short term money market borrowing for the foreseeable future. The Group has committed bank facilities of US$615 million which mature in 2009 with a core of highly rated banks. These facilities are unsecured and contain common financial covenants for Tate & Lyle and its subsidiary companies that subsidiaries' pre-exceptional and amortisation interest cover ratio should not be less than 2.5 times and the multiple of net debt to EBITDA, as defined in our financial covenants, should not be greater than 4.0 times. The internal targets for these items are a minimum of 5.0 times and a maximum of 2.5 times, respectively. The Group monitors compliance against all its financial obligations and it is Group policy to manage the consolidated balance sheet so as to operate well within covenanted restrictions at all times. The majority of the Group's borrowings are raised through the Group treasury company, Tate & Lyle International Finance PLC, and are then on-lent to the business units on an arms-length basis.

The Group manages its exposure to liquidity risk by ensuring a diversity of funding sources and debt maturities. Group policy is to ensure that, after subtracting the total of undrawn committed facilities, no more than 30% of gross debt matures within 12 months and at least 50% has a maturity of more than two and a half years. At the end of the year, after subtracting total undrawn committed facilities, there was 10% of debt maturing within 12 months and 90% of debt had a maturity of two and a half years or more (2005 – 0% and 98%). The average maturity of the Group's gross debt was 4.8 years (2005 – 5.8 years).

At the year end the Group held cash and cash equivalents of £158 million (2005 – £384 million) and had undrawn committed facilities of £354 million (2005 – £327 million). These resources are maintained to provide liquidity back-up and to meet the projected maximum cash outflow from debt repayment and seasonal working capital needs foreseen for at least a year into the future at any one time.

Funding not Treated as Debt

In respect of all financing transactions, the Group seeks to optimise its financing costs. Where it is economically beneficial, operating leases are undertaken in preference to purchasing assets. Leases of property, plant and equipment where the lessor assumes substantially all the risks and rewards of ownership are treated as operating leases with annual rentals charged to the income statement over the term of the lease. Commitments under operating leases to pay rentals in future years totalled £229 million (2005 – £212 million) and related primarily to railcar leases in the US.

Iain Ferguson CBE	Simon Gifford	Stanley Musesengwa
Chief Executive	Group Finance Director	Chief Operating Officer

CONSOLIDATED INCOME STATEMENT

	Notes	**Year to 31 March 2006 £m**	Year to 31 March 2005 £m
Sales	3	**3,720**	3,339
Operating profit	3	**75**	229
Interest income	5	**45**	34
Finance expense	5	**(78)**	(58)
Profit before tax		**42**	205
Income tax expense		**(69)**	(55)
(Loss)/profit for the year		**(27)**	150
(Loss)/profit for the year attributable to:			
Equity holders of the Company		**(30)**	146
Minority interest		**3**	4
		(27)	150
(Loss)/earnings per share attributable to the equity holders of the Company	6	**Pence**	Pence
– basic		**(6.3)**	31.0
– diluted		**(6.2)**	30.6
Dividends per share	7		
– interim paid		**5.9**	5.7
– final proposed		**14.1**	13.7
		20.0	19.4

All activities relate to continuing operations.

Analysis of profit before tax		
Profit before tax	**42**	205
Add back:		
Exceptional items (Note 4)	**248**	45
Amortisation of acquired intangible assets	**5**	4
Profit before tax, exceptional items and amortisation of acquired intangible assets	**295**	254

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Net exchange differences arising on consolidation	**23**	1
Employee post-employment benefits:		
– net actuarial gains/(losses) in post-employment benefit plans	**40**	(19)
– deferred taxation recognised directly in equity	**(12)**	5
Net valuation losses on available-for-sale financial assets	**(1)**	–
Net losses on cash flow hedges	**(3)**	–
Net profit/(loss) recognised directly in equity	**47**	(13)
(Loss)/profit for the year	**(27)**	150
Total recognised income and expense for the year	**20**	137
Adoption of IAS 32 and IAS39	**7**	–
	27	137
Attributable to:		
Equity holders of the parent	**24**	133
Minority interests	**3**	4
	27	137

CONSOLIDATED BALANCE SHEET

	Notes	31 March 2006 £m	31 March 2005 £m
ASSETS			
Non-current assets			
Intangible assets		**263**	194
Property, plant and equipment		**1,209**	1,264
Investments in associates		**4**	3
Available-for-sale financial assets		**17**	–
Derivative financial instruments	8	**28**	–
Deferred tax assets		**7**	–
Trade and other receivables		**8**	13
Other non-current assets		**-**	16
		1,536	1,490
Current assets			
Inventories		**456**	372
Trade and other receivables		**482**	410
Current tax assets		**32**	8
Derivative financial instruments	8	**282**	–
Cash and cash equivalents	8	**158**	384
Current asset investments	8	**–**	1
		1,410	1,175
TOTAL ASSETS		**2,946**	2,665
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to the Company's equity holders:			
Share capital		**122**	124
Share premium		**400**	393
Other reserves		**56**	110
Retained earnings		**327**	324
		905	951
Minority interest		**35**	32
TOTAL SHAREHOLDERS' EQUITY		**940**	983
LIABILITIES			
Non-current liabilities			
Trade and other payables		**3**	8
Borrowings	8	**537**	788
Derivative financial instruments	8	**28**	–
Deferred tax liabilities		**60**	29
Retirement benefit obligations		**172**	244
Provisions for other liabilities and charges		**71**	89
		871	1,158
Current liabilities			
Trade and other payables		**382**	404
Current tax liabilities		**30**	23
Borrowings and bank overdrafts	8	**491**	68
Derivative financial instruments	8	**202**	–
Provisions for other liabilities and charges		**30**	29
		1,135	524
TOTAL LIABILITIES		**2,006**	1,682
TOTAL EQUITY AND LIABILITIES		**2,946**	2,665

CONSOLIDATED CASHFLOW STATEMENT

	Notes	**Year to 31 March 2006 £m**	Year to 31 March 2005 £m
Cash flows from operating activities			
Profit before tax		**42**	205
Adjustments for:			
Depreciation of property, plant and equipment		**125**	127
Non-cash exceptional items		**248**	(10)
Amortisation of intangible assets		**8**	5
Share based payments		**5**	4
Interest income	5	**(45)**	(34)
Finance expense	5	**78**	58
Changes in working capital		**(211)**	(38)
Cash generated from operations		**250**	317
Interest paid		**(65)**	(42)
Income tax paid		**(98)**	(84)
Net cash generated from operating activities		**87**	191
Cash flows from investing activities			
Proceeds on disposal of property, plant and equipment		**4**	4
Proceeds on disposal of non-current assets		**–**	21
Proceeds on disposal of current asset investments		**–**	13
Interest received		**38**	21
Acquisitions of subsidiaries, net of cash and cash equivalents acquired		**(69)**	(73)
Purchase of property, plant and equipment		**(273)**	(141)
Purchase of intangible assets and other non-current assets		**(2)**	(1)
Net cash flows used in investing activities		**(302)**	(156)
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		**16**	16
Increase in borrowings		**78**	258
Cash paid to acquire own shares		**–**	(6)
Dividends paid to minority shareholders of subsidiaries		**–**	(1)
Dividends paid to the Company's equity holders		**(93)**	(89)
Net cash flows from financing activities		**1**	178
Net (decrease)/increase in cash and cash equivalents	8	**(214)**	213
Cash and cash equivalents:			
Balance at beginning of year		**384**	157
Impact of IAS32/39 adoption		**(9)**	–
Balance at beginning of year, restated		**375**	157
Effect of changes in foreign exchange rates		**(3)**	14
Net (decrease)/increase in cash and cash equivalents		**(214)**	213
Balance at end of year		**158**	384

NOTES TO FINANCIAL INFORMATION
For the Year to 31 March 2006

1. Basis of preparation

The preliminary results for the year ended 31 March 2006 have been extracted from audited consolidated financial statements which have not yet been delivered to the Registrar of Companies. The financial information in this announcement does not constitute the Group's Annual Report and Accounts. The auditors have reported on the Group's statutory accounts for the year ended 31 March 2006. The report was unqualified and did not contain a statement under Section 237 of the Companies Act 1985. The financial information for the year ended 31 March 2005 is derived from the statutory accounts for that year, except that the comparative information has been restated as a result of the adoption of International Financial Reporting Standards (IFRS).

2. Adoption of International Financial Reporting Standards (IFRS)

The Group's published Annual Report and Accounts for the year ended 31 March 2005 contained an unaudited appendix ('The Appendix') explaining the impact of adopting IFRS. The accounting policies used in preparing the accounts for the year ended 31 March 2006 are consistent with the Appendix. The comparative figures in these preliminary results are also consistent with the Appendix except for the adoption of IAS32, Financial Instruments: Presentation and IAS39, Financial Instruments: Recognition and Measurement, which were adopted from 1 April 2005, certain minor adjustments and other minor balance sheet reclassifications.

The consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Union, and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

In accordance with IAS1 'Presentation of Financial Statements', certain items which are material to the result for the year and are of a non-recurring nature are presented separately. These are classified as exceptional items which comprise items of income and expense that are material in amount and unlikely to recur, and which merit separate disclosure in order to provide an understanding of the Group's underlying financial performance.

NOTES TO FINANCIAL INFORMATION

For the Year to 31 March 2006 (continued)

3. Segment information

On 2 June 2005 the Group announced a change to the basis on which divisional performance is reported to reflect its evolving strategy. These divisions are the basis on which the Group reports its primary segment information, as set out below.

The segment results for the year to 31 March 2006 were as follows:

	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia £m	Sugars, Europe £m	Group £m
Sales						
Total sales	1,133	759	142	273	1,559	3,866
Inter-segment sales	(6)	(40)	–	-	(100)	(146)
External sales	1,127	719	142	273	1,459	3,720
Operating profit						
Before exceptional items and amortisation of acquired intangible assets	125	46	68	27	62	328
Exceptional items	14	(263)	–	1	–	(248)
Amortisation of acquired intangible assets	(1)	–	(4)	–	–	(5)
Operating profit	138	(217)	64	28	62	75
Net finance expense						(33)
Profit before tax						42

The segment results for the year to 31 March 2005 were as follows:

	Food & Industrial Ingredients, Americas £m	Food & Industrial Ingredients, Europe £m	Sucralose £m	Sugars, Americas & Asia £m	Sugars, Europe £m	Group £m
Sales [(1)]						
Total sales	1,039	802	115	237	1,257	3,450
Inter-segment sales	(2)	(41)	–	–	(68)	(111)
External sales	1,037	761	115	237	1,189	3,339
Operating profit						
Before exceptional items and amortisation of acquired intangible assets	96	44	46	20	72	278
Exceptional items	(55)	(4)	–	16	(2)	(45)
Amortisation of acquired intangible assets	–	–	(4)	–	–	(4)
Operating profit	41	40	42	36	70	229
Net finance expense						(24)
Profit before tax						205

[(1)] Food & Industrial Ingredients, Europe total sales include £41 million of intersegment sales not separately identified in the interim accounts.

NOTES TO FINANCIAL INFORMATION
For the Year to 31 March 2006 (continued)

4. Exceptional items

Exceptional items are as follows:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Impairment losses (a)	**(272)**	–
US healthcare benefit curtailment (b)	**24**	–
Losses related to settlement of litigation claims (c)	**–**	(55)
Net gains on disposal of operations and assets (d)	**–**	10
Total exceptional items	**(248)**	(45)

(a) The current year impairment losses comprise two items: a £263 million impairment of property, plant and equipment in Food & Industrial Ingredients, Europe arising from the expected impact of the new EU sugar regime regulations as explained in the Chief Executive's Statement; and a £9 million impairment of property, plant and equipment in the UK Citric Acid business, reported as part of the Food & Industrial Ingredients, Americas division.

(b) An exceptional credit of £24 million arises from a change in benefits provided to certain members of the Group's US Healthcare Scheme following changes to US Government healthcare provision.

(c) Prior year amounts represent costs relating to the settlement of the High Fructose Corn Syrup class action lawsuit in the United States.

(d) Prior year amounts comprise a credit of £16 million relating to the settlement of the balance due on a loan note issued to the purchaser of Western Sugar offset by net losses on disposal of operations and assets of £6 million.

The tax impact on net exceptional items was a £19 million credit (2005 – £16 million). Tax credits on exceptional items are only recognised to the extent that losses created are expected to be recoverable in the future.

Exceptional items include £1 million (2005 – £nil million) attributable to minority interests.

NOTES TO FINANCIAL INFORMATION
For the Year to 31 March 2006 (continued)

5. Interest income and finance expense

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Interest income		
Interest receivable	**45**	34
Finance expense		
Interest payable on bank borrowings	**(2)**	(4)
Interest payable on other borrowings	**(71)**	(49)
Net finance cost arising on defined benefit retirement schemes:		
– interest cost	**(68)**	(66)
– expected return on plan assets	**65**	63
Unwinding of discounts in provisions	**(2)**	(2)
Total finance expense	**(78)**	(58)
Net finance expense	**(33)**	(24)

6. Earnings per share

Basic

Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held in the employee share ownership trust.

	Year to 31 March 2006	Year to 31 March 2005
(Loss)/profit attributable to equity holders of the Company (£million)	**(30)**	146
Weighted average number of ordinary shares in issue (millions)	**476.7**	471.7
Basic (loss)/earnings per share (pence)	**(6.3)p**	31.0p

Diluted

Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. Potential dilutive ordinary shares arise from share options. For these, a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year to 31 March 2006	Year to 31 March 2005
(Loss)/profit attributable to equity holders of the Company (£million)	**(30)**	146
Weighted average number of ordinary shares in issue (millions)	**476.7**	471.7
Adjustments for dilutive effect of share options (millions) (note a)	–	4.8
Weighted average number of ordinary shares for diluted earnings per share (millions)	**476.7**	476.5
Diluted (loss)/earnings per share (pence)	**(6.3)p**	30.6p

(a) The adjustment for the dilutive effect of share options in the year to 31 March 2006 has not been reflected in the calculation of the diluted loss per share as the effect would be anti-dilutive.

Adjusted earnings per share

Adjusted (loss)/earnings per share is stated excluding exceptional items and amortisation of acquired intangible assets, as follows:

	Year to 31 March 2006	Year to 31 March 2005
(Loss)/profit attributable to equity holders of the Company (£million)	**(30)**	146
Adjustments for:		
- exceptional items (note 4)	**248**	45
- exceptional items attributable to minority interests (note 4)	**(1)**	–
- amortisation of acquired intangible assets	**5**	4
- tax effect on the above adjustments	**(20)**	(17)
Adjusted profit (£million)	**202**	178
Adjusted basic earnings per share		
Weighted average number of ordinary shares in issue (millions)	**476.7**	471.7
Adjusted basic earnings per share	**42.4p**	37.7p
Adjusted diluted earnings per share		
Weighted average number of ordinary shares for diluted earnings per share (millions)	**484.3**	476.5
Adjusted diluted earnings per share	**41.7p**	37.4p

7. Dividends

	Year to 31 March 2006	Year to 31 March 2005
Dividends on ordinary equity shares		
– Final paid (£million)	**65**	62
– Interim paid (£million)	**28**	27
Total dividend paid	**93**	89
The total ordinary dividend is 20.0p (2005 – 19.4p) made up as follows :		
– Interim dividend paid	**5.9p**	5.7p
– Final dividend proposed	**14.1p**	13.7p
	20.0p	19.4p

The final dividend proposed for the year, which has not been recognised as a liability, will be paid subject to approval by shareholders at the Company's Annual General Meeting on 19 July 2006 to shareholders who are on the register of members on 30 June 2006.

8. Net debt

The adoption of IFRS - and of IAS32 and IAS39 in particular - has altered the Group's net debt profile based on the definitions previously reported under UK GAAP. Following adoption of IFRS, cash and cash equivalents, bank overdrafts and borrowings now reflect the effects of various balance sheet reclassifications as well as the inclusion of the Group's share of joint ventures' net debt. Furthermore, derivative instruments used to manage the currency and interest rate risk of the Group's net debt profile which were presented as part of cash and cash equivalents, bank overdrafts and borrowings are now presented within the classifications derivative financial assets and derivative financial liabilities.

The components of the Group's net debt profile are as follows:

	31 March 2006 £m	31 March 2005 £m
Non-current borrowings	**(537)**	(788)
Borrowings and overdrafts [1]	**(491)**	(68)
Debt-related derivative instruments [2]	**12**	–
Current asset investments	**–**	1
Cash and cash equivalents	**158**	384
Net debt	**(858)**	(471)

Movements in the Group's net debt profile are as follows:

	Year to 31 March 2006 £m	Year to 31 March 2005 £m
Balance at 31 March	**(471)**	(420)
Impact of IAS32/39 adoption	**(58)**	–
Balance at 1 April	**(529)**	(420)
(Decrease)/increase in cash and cash equivalents in the year	**(214)**	213
Cash inflow from increase in borrowings	**(78)**	(258)
Borrowings arising on acquisitions	**(6)**	–
Cash inflow from movement in current asset investments	**–**	(13)
Increase in net debt resulting from cash flows	**(298)**	(58)
Exchange differences	**(31)**	7
Increase in net debt in the year	**(329)**	(51)
Balance at 31 March	**(858)**	(471)

(1) Borrowings and overdrafts at 31 March 2006 include £101 million (31 March 2005 – not applicable) in respect of securitised receivables.

(2) Derivative financial instruments presented within assets and liabilities in the balance sheet of £80 million comprise net debt-related instruments of £12 million and net non debt-related instruments of £68 million.

9. Business combinations

Cesalpinia Group

On 16 December 2005 the Group acquired 100% of the issued share capital of Cesalpinia Foods for £32 million, satisfied in cash. The Cesalpinia Foods group, located in Italy, produces food ingredients, specialising in solutions for dairy products, soups, sauces and dressings. An additional £1 million of borrowings arose on acquisition. The fair value of assets acquired was £24 million and goodwill was £12 million.

Continental Custom Ingredients

On 23 January 2006, the Group acquired 100% of the issued share capital of Continental Custom Ingredients ('CCI') for £40 million, satisfied in cash. The CCI group, located in the United States, produces food ingredients, specialising in dairy stabilisers, emulsifiers, beverage flavours and vitamin and mineral fortifications. An additional £5 million of borrowings arose on acquisition. The fair value of assets acquired was £32 million and goodwill was £12 million.

10. Foreign exchange rates

Average exchange rates	Year to 31 March 2006	Year to 31 March 2005
US Dollar £1 = $	**1.79**	1.85
Euro £1 = €	**1.47**	1.47
Canadian Dollar £1 = C$	**2.13**	2.36

Year end exchange rates	31 March 2006	31 March 2005
US Dollar £1 = $	**1.74**	1.88
Euro £1 = €	**1.43**	1.45
Canadian Dollar £1 = C$	**2.03**	2.28

11. Net margin analysis [1]

	Year to 31 March 2006 %	Year to 31 March 2005 %
Before exceptional items and amortisation		
Food & Industrial Ingredients, Americas	**11.1**	9.3
Food & Industrial Ingredients, Europe	**6.4**	5.8
Sucralose	**47.9**	40.0
Sugars, Americas & Asia	**9.9**	8.4
Sugars, Europe	**4.2**	6.1
Group	**8.8**	8.3
After exceptional items and amortisation		
Food & Industrial Ingredients, Americas	**12.2**	4.0
Food & Industrial Ingredients, Europe	**(30.2)**	5.3
Sucralose	**45.1**	36.5
Sugars, Americas & Asia	**10.3**	15.2
Sugars, Europe	**4.2**	5.9
Group	**2.0**	6.9

[1] Calculated as profit before interest, tax, exceptional items and amortisation of acquired intangible assets divided by external sales.

12. Ratio analysis

	Year to 31 March 2006 [1]	Year to 31 March 2005 [2]
Net debt to EBITDA		
= Net debt / Pre-exceptional EBITDA	**858 / 456**	471 / 406
	= 1.9 times	= 1.2 times
Gearing		
= Net debt / Total shareholders' equity	**858 / 940**	471 / 983
	= 91%	= 48%
Interest cover		
= Operating profit before amortisation of acquired intangibles and exceptional items / Net finance expense	**328 / 33**	278 / 24
	= 9.9 times	= 11.6 times
Return on Net Operating Assets		
= Profit before interest, tax and exceptional items / Average net operating assets	**323 / 1,708**	274 / 1,458
	=18.9%	=18.8%
Net operating assets are calculated as:		
Total shareholders' equity	**940**	983
Add back net debt (see note 8)	**858**	471
Add back tax liabilities	**51**	44
Net operating assets	**1,849**	1,498
Average net operating assets (i)	**1,708**	1,458

(i) Average Net Operating Assets for the periods to 31 March 2005 have been calculated prior to the adoption of IAS39. Average Net Operating Assets for the period to 31 March 2006 have been calculated using opening net operating assets at 1 April 2005 which, following the adoption of IAS39, are £69 million higher than at 31 March 2005.

(1) Reflects the adoption of IAS32 and IAS39.
(2) Does not reflect the adoption of IAS32 and IAS39.

RECEIVED
2006 JUN -6 P 1:54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2 June 2006 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ("the Company") was informed on 1 June 2006 that as at 31 May 2006 AXA S.A. together with its Group Companies has a notifiable interest in 49,462,778 ordinary shares of 25 pence each in the Company, being 10.13 per cent. of the Company's ordinary share capital (of which 66,605 shares represent a beneficial interest and 49,396,173 shares represent a non-beneficial interest).

AXA S.A. had previously reported holding 57,045,938 ordinary shares in the Company as at 16 May 2006 in which they had a notifiable interest which was then 11.69 per cent. of the ordinary share capital.

30 May 2006 – Tate & Lyle PLC

Director Declaration

Following the announcement on 25 May 2006 of the appointment of Mr John Nicholas as a Non-Executive Director of Tate & Lyle PLC with effect from 19 July 2006, the information below is given in accordance with paragraph 9.6.13 of the Financial Services Authority's Listing Rules.

i) Mr Nicholas was a director of Kidde PLC until his resignation on 30 June 2005 (appointed 18 September 2000). He holds no directorship in any other publicly quoted company and has not done so in the past five years.

ii) There are no further disclosures to be made pursuant to paragraph 9.6.13 of the Financial Services Authority's Listing Rules.

At the date of his appointment, Mr Nicholas had no interest in ordinary shares or options in Tate & Lyle PLC.

Robert Gibber
Company Secretary
Tate & Lyle PLC

25 May 2006 – Tate & Lyle PLC

TATE & LYLE BOARD CHANGE

Tate & Lyle PLC announces today that Simon Gifford will retire as Group Finance Director and from the Board of Tate & Lyle PLC at the close of the Annual General Meeting on 19 July 2006. Simon has worked for Tate & Lyle since 1969 and has served on the Board and as Group Finance Director since January 1996. To ensure a smooth handover to his successor, Simon will remain with the Company until 1 October 2006, his contractual retirement date.

Sir David Lees, Chairman of Tate & Lyle, said "Simon has dedicated his career to Tate & Lyle and been a major contributor to the development of the business, both strategically and financially. The Board is deeply appreciative of his loyal service over the past 37 years and wishes him a long and happy retirement."

Tate & Lyle also announces today that John Nicholas, 49, formerly Group Finance Director of Kidde Plc, will join the Company on 1 June 2006 and has been appointed Group Finance Director and a member of the Board of Tate & Lyle PLC from the close of the Annual General Meeting on 19 July 2006.

Iain Ferguson, Chief Executive of Tate & Lyle, said "I am delighted that John Nicholas has agreed to join Tate & Lyle. He brings with him a combination of industrial and international experience, as well as strong financial skills. We very much look forward to working with John as we continue to implement our strategy to grow our business. I would also like to express my sincere thanks to Simon Gifford for his outstanding contribution to Tate & Lyle and for the support he has given me in the past three years."

CONTACTS
Ferne Hudson, Head of Media and Press Relations
Tel: 020 7626 6525 or Mobile 07713 067433

Mark Robinson, Director of Investor Relations
Tel: 020 7626 6525 or Mobile: 07793 515861 investorrelations@tateandlyle.com

NOTES TO EDITORS

1. In his previous career, John Nicholas worked for Fisons plc for 10 years as Financial Controller of the Scientific Equipment Division and then, in 1992, moved to Williams Plc where he took up a position as a Divisional Finance Director. In 2000, Kidde Plc was demerged from Williams Plc and John Nicholas was appointed as Group Finance Director and to the Board of Kidde. He then left Kidde in July 2005 following its purchase by United Technologies Corporation. John Nicholas is a Fellow of the Chartered Association of Certified Accountants and holds an MBA from Kingston University.

2. John Nicholas will have a base salary of £385,000 per annum. He has a 12-month rolling contract.

3. Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

   Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on www.tateandlyle.com.

   SPLENDA® and the SPLENDA® logo are trademarks of McNeil Nutritionals, LLC

Tate & Lyle announces £140 million investment in new US corn wet mill

Tate & Lyle today announces plans for a £140 million (US$260 million) investment to construct the first phase of a new corn wet mill in Fort Dodge, Iowa. The facility will be built in two equal phases and will ultimately have a capacity of 300,000 bushels of corn per day. The investment is subject to obtaining the necessary regulatory approvals and negotiations with both state and local authorities.

This investment will capitalise on Tate & Lyle's world class renewable ingredients capabilities, alleviate projected capacity constraints in Tate & Lyle's value added starch facilities, and increase Tate & Lyle's participation in the rapidly growing US renewable fuel market.

It will incorporate the step-changing proprietary technology Tate & Lyle is installing in the Loudon and Sagamore expansions, together with new proprietary energy conservation technology. These will enable the facility to be constructed at a lower capital cost than the traditional corn wet milling process, and to benefit from both dramatically increased starch yields and reduced per unit energy consumption.

The first phase will have a capacity of 150,000 bushels corn per day. It will add 100 million gallons of annual ethanol capacity, doubling previously announced capacity, and produce cationic starches for the paper industry. This will free capacity in Tate & Lyle's Sagamore facility (the Group's primary US production site for starch-based value added food ingredients) to be used for value added modified food starches. The first phase is expected to be completed in the year to March 2009 and cover the Group's cost of capital in its first full year of operation to March 2010.

The project will not result in any increase in Tate & Lyle's high fructose corn syrup capacity in the US.

"This investment will double our ethanol capacity, producing environmental and energy saving benefits in the US and reducing American oil dependence," said Iain Ferguson, Chief Executive of Tate & Lyle. "It will also enable us to increase production of higher value added food ingredients at our Sagamore facility."

"This new facility will create jobs and expand our US strategic presence into the western corn-belt, increasing demand for locally sourced crops. It also shows how we are building on our research and development and project execution capabilities to grow our business."

"This is an exciting project and we look forward to working with the Iowa Department of Natural Resources and local environmental groups to obtain the necessary regulatory approvals."

For more information contact Tate & Lyle PLC:
Mark Robinson (Investor Relations) Tel: +44(0)20 7626 6525
Ferne Hudson (Press) Tel: +44(0)20 7626 6525

About Tate & Lyle:
Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 65 production facilities in 29 countries, throughout Europe, the Americas and South East Asia. It employs 7,000 people in its subsidiaries with a further 4,800 employed in joint ventures. Sales in the year to 31 March 2006 totalled £3.7 billion. Additional information can be found on www.tateandlyle.com.

SPLENDA® is a trademark of McNeil Nutritionals, LLC

23 May 2006 – Tate & Lyle PLC

Tate & Lyle PLC Announces Filing of Suit Alleging Infringement of Patented Sucralose Manufacturing Technology

Tate & Lyle announces that its US subsidiary, Tate & Lyle Sucralose, Inc. filed suit yesterday in the US District Federal Court for Central Illinois against a Chinese manufacturing group based in Hebei province as well as six importers of sucralose into the US. The proceedings allege infringement of patented sucralose manufacturing technology in respect of sucralose manufactured in China.

Robert Gibber, General Counsel of Tate & Lyle said "We have a robust estate of patents and will, as we have always said, vigorously defend and enforce them, protecting our trade secrets and preventing others from infringing our proprietary rights."

The defendants named in the Complaint are manufacturers Hebei Sukerui Science and Technology Co., Ltd (which also trades as Hebei Province Chemical Industry Academe, Dongfang Biological Chemical Company, Hebei Province Chemical Industry Academe Experimental Factory, Hebei Sukerei Science and Technology Co., Ltd., Hebei Sukerei Science and Technology and Shijiazhuang Hecheng Baite Chemical Technology Co., Ltd.), Hebei Research Institute of Chemical Industry and Hebei Chemical Engineering and Industry Research Institute (which also trades as Hebei Chemical Engineering and Industry Research Institute). The named importers are Profood International, Inc., Forbest International, Inc., Beijing Forbest Trade Co., Ltd., MTC Industries, Inc., JSZ International, Inc. and Amax Nutrasource, Inc.

END

For more information contact Tate & Lyle PLC:
Mark Robinson (Investor Relations) Tel: +44(0)20 7626 6525
Ferne Hudson (Press) Tel: +44(0)20 7626 6525

About Tate & Lyle:
Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. It uses innovative technology to transform corn, wheat and sugar into value-added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries. The Company is a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients, and citric acid. Tate & Lyle is the world number-one in industrial starches and is the sole manufacturer of SPLENDA® Sucralose.

Headquartered in London, Tate & Lyle is listed on the London Stock Exchange under the symbol TATE.L. In the US its ADRs trade under TATYY. The Company operates more than 60 production facilities in 28 countries, throughout Europe, the Americas and South East Asia. It employs 6,700 people in its subsidiaries with a further 4,500 employed in joint ventures. Sales in the year to 31 March 2005 totalled £3.3 billion. Additional information can be found on www.tateandlyle.com.

18 May 2006 – Tate & Lyle PLC

Holding(s) in Company

Tate & Lyle PLC ("the Company") was informed on 17 May 2006 that as at 16 May 2006 AXA S.A. together with its Group Companies has a notifiable interest in 57,045,938 ordinary shares of 25 pence each in the Company, being 11.69 per cent. of the Company's ordinary share capital (of which 56,165 shares represent a beneficial interest and 56,989,773 shares represent a non-beneficial interest).

AXA S.A. had previously reported holding 67,272,175 ordinary shares in the Company as at 13 April 2006 in which they had a notifiable interest which was then 13.78 per cent. of the ordinary share capital.